FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 19, 2003
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit           Date                       Description of Exhibit
-------           ----                       ----------------------

   1        05/19/2003      PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF
                            DIRECTORS CONCERNING THE ISSUANCE OF SHARES THROUGH
                            THIRD PARTY ALLOCATION
                            -English Translation -

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.


Date: May 19, 2003                  By:      /s/  Koichi Suzuki
                                       ------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

EXHIBIT 1
(Translation)

             PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF DIRECTORS
                                   CONCERNING
              THE ISSUANCE OF SHARES THROUGH THIRD PARTY ALLOCATION


                                                                    May 19, 2003

                                 105, Kanda Jinbo-cho 1-chome, Chiyoda-ku, Tokyo Internet Initiative Japan Inc.(the "Company") Koichi Suzuki, Representative Director

To Our Shareholders:

On May 12, 2003, the board of directors of the Company adopted a resolution for the Company's issuance of new shares through third party allocation as set forth below:

                                     NOTICE
                                     ------

1.   Number of Shares to be Issued:
                8,400 shares of common stock

2.   Issue Price:
                JPY 418,200 per share

3. Amount not to be Credited to the Paid-In Capital out of the Issue Price of New Shares:
                JPY 209,100 per share

4.   Date for Application:
                June 6, 2003 (Friday)

5.   Date for Payment:
                June 6, 2003 (Friday)

6.   Method of Allocation:
                The new shares to be issued shall be allocated to certain third parties.

7.   Commencement Date for Calculation of Dividend:
                April 1, 2003 (Tuesday)